UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IntercontinentalExchange, Inc.

File No. 1-32671 - CF#23157

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IntercontinentalExchange, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 11, 2009.

Based on representations by IntercontinentalExchange, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through September 30, 2014
Exhibit 10.18	through September 30, 2014
Exhibit 10.19	through September 30, 2014
Exhibit 10.22	through March 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel